EXHIBIT (E)(5)

EXCERPTS FROM THE FORM 10-Q OF

WELLS REAL ESTATE INVESTMENT TRUST, INC.

FOR THE QUARTER ENDED SEPTEMBER 30, 2004

6. Related-Party Transactions

Advisory Agreement

Wells REIT has entered into an Advisory Agreement with the Advisor, which entitles the Advisor to specified fees in consideration for certain services with regard to the offering of shares to the public and investment of funds in real estate projects. On November 2, 2004, Wells REIT entered into an Advisory Agreement with the Advisor covering the period from January 30, 2004 through December 31, 2004. Wells REIT and the Advisor are currently negotiating the terms of a new Advisory Agreement which is expected to be executed in the fourth quarter of 2004 and to become effective on January 1, 2005.

Under the terms of the Advisory Agreement, Wells REIT is required to pay the Advisor the following for services rendered:

•	Acquisition and advisory fees and acquisition expenses of 3.5% of gross offering proceeds, subject to certain limitations;

•	Reimbursement of organization and offering costs paid by the Advisor on behalf of Wells REIT, not to exceed 3% of gross offering proceeds;

•	For any property sold by Wells REIT, a disposition fee of the lesser of 50% of a competitive real estate commission or 3.0% of the sales price of the property, subordinated to the payment of dividends to stockholders equal to the sum of the stockholders’ invested capital plus an 8% return on invested capital;

•	Incentive fee of 10% of net sales proceeds remaining after stockholders have received distributions equal to the sum of the stockholders’ invested capital plus an 8% return of invested capital; and

•	Listing fee of 10% of the excess by which the market value of the stock plus dividends paid prior to listing exceeds the sum of 100% of the invested capital plus an 8% return on invested capital.

Acquisition and advisory fees and acquisition expenses, as well as organizational and offering costs are shown below for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Acquisition and advisory fees & acquisition expenses	$1.6 million	$25.5 million	$5.2 million	$61.0 million
Organizational and offering costs	$0.2 million	$4.2 million	$0.4 million	$14.7 million

Wells REIT incurred no disposition, incentive or listing fees during the nine months ended September 30, 2004 or 2003.

Under the Advisory Agreement, the Advisor has agreed to reduce acquisition and advisory fees by the amounts attributable to shares redeemed under the share redemption program, as shown below for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Redemptions	$6.2 million	$10.1 million	$93.7 million	$41.1 million
Reduction of acquisition & advisory fee	$0.2 million	$0.4 million	$3.3 million	$1.4 million

Administrative Services Reimbursement

Wells REIT has no direct employees. The employees of the Advisor and Wells Management perform a full range of real estate services including leasing and property management, accounting, asset management and investor relations for Wells REIT. The Advisor and Wells Management bill Wells REIT for their services based on time spent by administrative personnel. These expenses are included in general and administrative expenses in the consolidated statements of income. These expenses totaled $1.9 million and $1.2 million for the three months ended September 30, 2004 and 2003, respectively, and $5.7 million and $3.2 million for the nine months ended September 30, 2004 and 2003, respectively.

Asset and Property Management Agreement

Wells REIT has entered into an asset and property management agreement with Wells Management. In consideration for asset management services and for supervising the management and leasing of Wells REIT’s properties, Wells REIT currently pays asset and property management fees to Wells Management an amount equal to the lesser of (a) 4.5% of gross revenues or (b) 0.6% (per annum) of the net asset value of the properties (excluding vacant properties) owned by Wells REIT. These expenses totaled $6.0 million and $3.9 million for the three months ended September 30, 2004 and 2003, respectively, and $14.6 million and $9.0 million for the nine months ended September 30, 2004 and 2003, respectively. Effective July 1, 2004, Wells REIT and Wells Management agreed to clarify the terms of the agreement to (1) provide that third party management fees that are reimbursed by tenants do not reduce the fees payable to Wells Management and (2) allow Wells Management to bill Wells REIT asset and property management fees for certain properties occupied by government tenants. No amounts relating to periods prior to July 1, 2004 will be the obligation of Wells REIT as a result of this clarification. Lastly, a separate fee for the initial lease-up of newly constructed properties is generally paid in conjunction with the receipt of the first month’s rent. Wells REIT incurred such fees of approximately $0.1 million related to the expansion of TRW Denver (See Note 5) for the nine months ended September 30, 2004. These costs totaled approximately $0.7 million for the nine months ended September 30, 2003.

Dealer Manager Agreement

Wells REIT entered into a dealer manager agreement with WIS, whereby WIS performed dealer manager services for offerings of Wells REIT during its four public offerings. For these services, WIS earned selling commissions of approximately 7% of the gross proceeds from the sale of the shares of Wells REIT, the majority of which have been reallowed to participating broker-dealers. Once the fourth offering was closed, Wells REIT registered additional shares under the dividend reinvestment plan (See Note 1), and lowered the selling commissions paid to WIS to 5% of gross dividend reinvestment proceeds raised. The amount of commissions incurred related to WIS is shown below for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Commissions	$2.2 million	$51.7 million	$9.3 million	$124.8 million
Portion of commissions reallowed	In excess of 99%	In excess of 99%	In excess of 99%	In excess of 99%

Additionally, WIS earned a dealer manager fee of 2.5% of the gross offering proceeds at the time the shares were sold under the four public offerings. Once the fourth offering was closed, Wells REIT eliminated the 2.5% dealer manager fee. Under the dealer manager agreement, up to 1.5% of gross offering proceeds was potentially reallowed to participating broker-dealers. The agreement originally in place, whereby WIS agreed to refund the 2.5% dealer manager fee for shares redeemed under Wells REIT’s share redemption plan, was terminated effective January 1, 2004 during the third quarter of 2004. The termination of this agreement, along with the clarification of the asset and management fees mentioned above, resulted from ongoing negotiations between Wells REIT and its Advisor related to the terms of this year’s Advisory Agreement and the terms of a new Advisory Agreement expected to be executed in the fourth quarter of 2004 and to become effective on January 1, 2005. As a result of this termination, Wells REIT recorded a refund to WIS of approximately $2.3 million during the three months ended September 30, 2004. The amount of these fees, reductions, and reallowances are shown below for the periods presented:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2004		2003	2004	2003
Dealer manager fees	—		$18.2 million	$2.5 million	$43.5 million
Reallowance of fees to broker dealers	—		$8.7 million	$1.3 million	$20.8 million
Fees refunded related to share redemption	$(2.3 million	)	$0.3 million	—	$1.0 million

Due From Affiliates

Due from affiliates included in the consolidated balance sheets represents (1) Wells REIT’s share of the cash to be distributed from its joint venture investments, (2) amounts owed by the Advisor relating to share redemptions, and (3) other amounts payable to Wells REIT from other related parties.

Economic Dependency

Wells REIT has engaged Wells Management and the Advisor to provide asset management services and supervise the management and leasing of properties owned by Wells REIT as well as other administrative responsibilities for Wells REIT including accounting services, shareholder communications, and investor relations. As a result of these relationships, Wells REIT is dependent upon Wells Management, the Advisor and other affiliates of the Advisor to provide certain services which are essential to Wells REIT including certain asset management and property management services, asset acquisition and disposition services and other administrative responsibilities under agreements, some of which have terms of one year or less.

The Advisor and Wells Management are both owned and controlled by WREF. The operations of the Advisor, Wells Management and WIS represent substantially all of the business of WREF. In light of their common ownership and their importance to WREF, Wells REIT focuses on the financial condition of WREF when assessing the financial condition of the Advisor and Wells Management. In the event that WREF becomes unable to meet its obligations as they become due, Wells REIT might be required to find alternative service providers.

For the three months ended September 30, 2004, revenues for WREF on a consolidated basis exceeded expenses by approximately $6 million and WREF is also expecting revenues to exceed expenses during the fourth quarter. WREF believes it has adequate cash availability from both funds on hand and borrowing capacity through its credit facilities in order to meet its obligations. For the nine months ended September 30, 2004, operating expenses for WREF exceeded operating revenues by approximately $11 million. In the first two quarters of 2004, WREF incurred net losses primarily as a result of revenues from acquisition, advisory, asset management services and property management services being less than the costs to provide such services. In planning for 2004, WREF anticipated it would incur short-term losses and reserved adequate funds to cover any shortfall in revenues due to the fact that Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”), another sponsored product of WREF, was a new product that would generate revenues less than those realized in 2003.

Related-Party Transactions and Agreements

We have engaged Wells Management and the Advisor to provide asset management services and supervise the management and leasing of properties we own as well as other administrative responsibilities for us including accounting services, shareholder communications, and investor relations. As a result of these relationships, we are dependent upon Wells Management, the Advisor and other affiliates of the Advisor to provide certain services which are essential to us including certain asset management and property management services, asset acquisition and disposition services and other administrative responsibilities under agreements, some of which have terms of one year or less.

The Advisor and Wells Management are both owned and controlled by WREF. The operations of the Advisor, Wells Management and WIS represent substantially all of the business of WREF. In light of their common ownership and their importance to WREF, we focus on the financial condition of WREF when assessing the financial condition of the Advisor and Wells Management. In the event that WREF becomes unable to meet its obligations as they became due, we might be required to find alternative service providers.

For the three months ended September 30, 2004, revenues for WREF on a consolidated basis exceeded expenses by approximately $5 million and the firm is also expecting revenues to exceed expenses during the fourth quarter. WREF believes it has adequate cash availability from both funds on hand and borrowing capacity through its credit facilities in order to meet its obligations. For the nine months ended September 30, 2004, operating expenses for WREF exceeded operating revenues by approximately $12 million. In the first two quarters of 2004, WREF incurred net losses primarily as a result of revenues from acquisition, advisory, asset management services and property management services being exceeded by the costs for such services. In planning for 2004, WREF anticipated it would incur short term losses and reserved adequate funds to cover any shortfall in revenues due to the fact that Wells REIT II, another sponsored product of WREF, was a new product that would generate revenues less than those realized in 2003.

Conflicts of Interest

Our Advisor is also a general partner of or advisor to various entities including another REIT and several syndicated real estate limited partnerships. As such, there are instances where our Advisor, while serving in the capacity as general partner or advisor for these entities, may be in competition with us in connection with property acquisitions or for tenants in similar geographic markets. The compensation arrangements with our Advisor and its affiliates could influence our Advisor’s and its affiliates’ advice to us.

Additionally, certain members of our board of directors also serve on the board of directors of another REIT sponsored by our Advisor. These directors may face situations where decisions that benefit one entity may be detrimental to the other entity.